# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: COMTECH TELECOMMUNICATIONS CORP /DE/, CIK 0000023197
CUSIP: 205826209
Title of class of securities: Common stock, par value $0.10 per share
Address of issuer's principal executive offices: 305 N 54TH STREET, CHANDLER, Arizona (AZ), 85226
Date of event which requires filing of this statement: 07/21/2025
Amends the filing with accession number 0000902664-24-000532
Filed by CIK 0002005699
Persons authorized to receive notices and communications: Mark R. Quinlan, c/o White Hat Capital Partners LP, 520 Madison Avenue, 33rd Floor, New York, New York (NY), 10022, (212) 257-5940; Ele Klein & Clara Zylberg, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, (212) 756-2000

## Reporting persons
- White Hat Strategic Partners LP (CIK 0001704697): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,745,623; sole dispositive power 0; shared dispositive power 3,745,623; aggregate amount beneficially owned 3,745,623 (9.99% of the class)
  Comment: Includes 3,497,984 shares of Common Stock issuable upon conversion of shares of Series B-3 Convertible Preferred Stock (as defined in Item 5(a)). The conversion of shares of Series B-3 Convertible Preferred Stock reported herein is subject to the Blocker (as defined in Item 4 below) and the percentage set forth in row (13) gives effect to the Blocker. However, rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon the conversion of the shares of Series B-3 Convertible Preferred Stock in full and does not give effect to the Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Blocker, is less than the number of securities reported in rows (8), (10) and (11). In addition, the voting power of the shares of Common Stock issuable upon conversion of the Series B-3 Preferred Stock is subject to restrictions set forth in the Voting Agreement (as defined and as described in Item 4).
- White Hat SP GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 3,745,623; sole dispositive power 0; shared dispositive power 3,745,623; aggregate amount beneficially owned 3,745,623 (9.99% of the class)
  Comment: Includes 3,497,984 shares of Common Stock issuable upon conversion of shares of Series B-3 Convertible Preferred Stock. The conversion of shares of Series B-3 Convertible Preferred Stock reported herein is subject to the Blocker and the percentage set forth in row (13) gives effect to the Blocker. However, rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon the conversion of the shares of Series B-3 Convertible Preferred Stock in full and does not give effect to the Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Blocker, is less than the number of securities reported in rows (8), (10) and (11). In addition, the voting power of the shares of Common Stock issuable upon conversion of the Series B-3 Preferred Stock is subject to restrictions set forth in the Voting Agreement.
- White Hat Strategic Partners II LP (CIK 0001929421): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 1,006,831; sole dispositive power 0; shared dispositive power 1,006,831; aggregate amount beneficially owned 1,006,831 (3.32% of the class)
  Comment: Includes 906,831 shares of Common Stock issuable upon conversion of shares of Series B-3 Convertible Preferred Stock. The conversion of the shares of Series B-3 Convertible Preferred Stock reported herein is subject to the Blocker. The number of shares of Common Stock in rows (8), (10) and (11) and the percentage set forth in row (13) reflect the conversion in full of the Series B-3 Convertible Preferred Stock reported on this cover page, however, the ability to convert such Series B-3 Convertible Preferred Stock at any given time is subject to the Blocker which applies to the beneficial ownership of the Reporting Persons in the aggregate. In addition, the voting power of the shares of Common Stock issuable upon conversion of the Series B-3 Preferred Stock is subject to restrictions set forth in the Voting Agreement.
- White Hat SP GP II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 1,006,831; sole dispositive power 0; shared dispositive power 1,006,831; aggregate amount beneficially owned 1,006,831 (3.32% of the class)
  Comment: Includes 906,831 shares of Common Stock issuable upon conversion of shares of Series B-3 Convertible Preferred Stock. The conversion of the shares of Series B-3 Convertible Preferred Stock reported herein is subject to the Blocker. The number of shares of Common Stock in rows (8), (10) and (11) and the percentage set forth in row (13) reflect the conversion in full of the Series B-3 Convertible Preferred Stock reported on this cover page, however, the ability to convert such Series B-3 Convertible Preferred Stock at any given time is subject to the Blocker which applies to the beneficial ownership of the Reporting Persons in the aggregate. In addition, the voting power of the shares of Common Stock issuable upon conversion of the Series B-3 Preferred Stock is subject to restrictions set forth in the Voting Agreement.
- White Hat Capital Partners LP (CIK 0002005699): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 4,752,454; sole dispositive power 0; shared dispositive power 4,752,454; aggregate amount beneficially owned 4,752,454 (9.99% of the class)
  Comment: Includes 4,404,815 shares of Common Stock issuable upon conversion of shares of Series B-3 Convertible Preferred Stock. The conversion of shares of Series B-3 Convertible Preferred Stock reported herein is subject to the Blocker and the percentage set forth in row (13) gives effect to the Blocker. However, rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon the conversion of the shares of Series B-3 Convertible Preferred Stock in full and does not give effect to the Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Blocker, is less than the number of securities reported in rows (8), (10) and (11). In addition, the voting power of the shares of Common Stock issuable upon conversion of the Series B-3 Preferred Stock is subject to restrictions set forth in the Voting Agreement.
- David J. Chanley (CIK 0002004735): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 4,752,454; sole dispositive power 0; shared dispositive power 4,752,454; aggregate amount beneficially owned 4,752,454 (9.99% of the class)
  Comment: Includes 4,404,815 shares of Common Stock issuable upon conversion of shares of Series B-3 Convertible Preferred Stock. The conversion of shares of Series B-3 Convertible Preferred Stock reported herein is subject to the Blocker and the percentage set forth in row (13) gives effect to the Blocker. However, rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon the conversion of the shares of Series B-3 Convertible Preferred Stock in full and does not give effect to the Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Blocker, is less than the number of securities reported in rows (8), (10) and (11). In addition, the voting power of the shares of Common Stock issuable upon conversion of the Series B-3 Preferred Stock is subject to restrictions set forth in the Voting Agreement.
- Mark R. Quinlan (CIK 0001889157): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 54,655; shared voting power 4,752,454; sole dispositive power 54,655; shared dispositive power 4,752,454; aggregate amount beneficially owned 4,807,109 (9.99% of the class)
  Comment: Includes 4,404,815 shares of Common Stock issuable upon conversion of shares of Series B-3 Convertible Preferred Stock and 54,655 shares of Common Stock underlying restricted stock units (see Item 6 of the Schedule 13D). The conversion of shares of Series B-3 Convertible Preferred Stock reported herein is subject to the Blocker and the percentage set forth in row (13) gives effect to the Blocker. However, rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon the conversion of the shares of Series B-3 Convertible Preferred Stock in full and does not give effect to the Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Blocker, is less than the number of securities reported in rows (8), (10) and (11). In addition, the voting power of the shares of Common Stock issuable upon conversion of the Series B-3 Preferred Stock is subject to restrictions set forth in the Voting Agreement.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.10 per share
Name of issuer: COMTECH TELECOMMUNICATIONS CORP /DE/
Address of issuer's principal executive offices: 305 N 54TH STREET, CHANDLER, Arizona (AZ), 85226
Comment: The following constitutes Amendment No. 4 ("Amendment No. 4") to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission on January 24, 2024 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D filed by the undersigned with the Securities and Exchange Commission on June 18, 2024 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed by the undersigned with the Securities and Exchange Commission on October 18, 2024 ("Amendment No. 2") and Amendment No. 3 to the Original Schedule 13D filed by the undersigned with the Securities and Exchange Commission on March 4, 2025 ("Amendment No. 3" and the Original Schedule 13D as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4, the "Schedule 13D"). This Amendment No. 4 supplements Items 4, 6 and 7 and amends and restates Item 5(a)-(c) as set forth below. Unless specified otherwise, capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Amendment No. 2 to the Subordinated Credit Agreement.

On July 21, 2025, the Issuer entered into the Amendment No. 2 to Subordinated Credit Agreement ("Amendment No. 2") with the guarantors party thereto, the lenders party thereto and the Subordinated Agent, which amends the Amended Subordinated Credit Agreement.

Amendment No. 2 amends the Amended Subordinated Credit Agreement to, among other things, (i) provide for the incurrence of a $35.0 million incremental facility (as described in further detail below), (ii) suspend, until the four-quarter period ending January 31, 2027, testing of the fixed charge coverage ratio, the net leverage ratio and the minimum EBITDA covenants in the Amended Subordinated Credit Agreement, (iii) modify the interest rate applicable to the subordinated term loans (as described in further detail below), (iv) reduce the minimum EBITDA requirement (as described in further detail below), (v) reduce the minimum quarterly average liquidity requirement from $17.5 million to $15.0 million, (vi) permit the Issuer to engage in the Specified Permitted Individual Disposition, on the terms, and subject to documentation, reasonably acceptable to the Subordinated Agent, and (vii) require the Issuer to adopt management incentive and retention arrangements for its key personnel in connection with the contemplation of the Issuer's strategic alternatives.

Amendment No. 2 provides for an incremental priority subordinated unsecured term loan facility in the aggregate principal amount of $35.0 million (the "Incremental Priority Subordinated Credit Facility"), which has been extended by lenders other than the White Hat Funds. The interest on the Incremental Priority Subordinated Credit Facility shall be paid in kind monthly in arrears, by capitalizing and adding the unpaid and accrued amount of such interest to the aggregate outstanding principal amount of the Incremental Priority Subordinated Credit Facility on the last business day of each month. The Incremental Priority Subordinated Credit Facility will rank senior in right of payment to the existing subordinated term loans under the Amended Subordinated Credit Agreement. Unlike the existing subordinated term loans, the Incremental Priority Subordinated Credit Facility is not subject to any make-whole premium.

Under the Amended Subordinated Credit Agreement, the interest rate applicable to the Incremental Priority Subordinated Credit Facility shall be the greater of (x) the highest per annum interest rate then-applicable to the Term Loans under the Existing Credit Agreement, as amended (the "Amended Credit Agreement"), and (y) Term SOFR (as defined in the Amended Credit Agreement) plus 10.5%.

Under the Amended Subordinated Credit Agreement, the required minimum EBITDA was amended and restated such that (i) for the four-quarter period ending January 31, 2027, the Issuer shall maintain a minimum EBITDA of $26,000,000, (ii) for the four-quarter period ending April 30, 2027, the Issuer shall maintain a minimum EBITDA of $28,000,000, (iii) for the four-quarter period ending July 31, 2027, the Issuer shall maintain a minimum EBITDA of $30,000,000, and (iv) for the four-quarter period ending October 31, 2027 and the four-quarter period ending on the last day of each fiscal quarter thereafter, the Issuer shall maintain a minimum EBITDA of $32,000,000.

Except as otherwise discussed above, the Incremental Priority Subordinated Credit Facility generally has the same terms and is subject to the same conditions applicable to the existing subordinated term loans under the Amended Subordinated Credit Agreement. The other material terms of the Amended Subordinated Credit Agreement remain unchanged.

Capitalized terms used, but not defined, in this section under the heading "Amendment No. 2 to Subordinated Credit Agreement" have the meanings set forth in the Existing Credit Agreement, the Amended Subordinated Credit Agreement or Amendment No. 2, as applicable.

The foregoing description of Amendment No. 2 does not purport to be complete and is qualified in its entirety by reference to the full text of Amendment No. 2. For further information regarding Amendment No. 2 reference is made to the text of Amendment No. 2, which has been filed as Exhibit 99.18 hereto, and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each Reporting Person, which includes accumulated dividends through June 30, 2025. The percentages used in this Schedule 13D are calculated based upon an aggregate of 29,395,263 shares of Common Stock outstanding as of June 3, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2025 filed with the SEC on June 9, 2025, and assumes the issuance of the shares of Common Stock underlying the restricted stock units held by Mr. Quinlan and the conversion of the shares of Series B-3 Convertible Preferred Stock held by the White Hat Funds, subject to the Blocker (as defined below). As used herein, "Blocker" means a provision in the Series B-3 Certificate of Designations that prohibits any holder of Series B-3 Convertible Preferred Stock and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" from beneficially owning more than 9.99% of the outstanding Common Stock at any time, determined in accordance with rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition, which includes accumulated dividends through June 30, 2025.
Transactions in the class effected during the past sixty days: No transactions in the shares of Common Stock have been effected by each Reporting Person during the past sixty (60) days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons' response to Item 4 of this Amendment No. 4 is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.18 Amendment No. 2 to Subordinated Credit Agreement, dated as of July 21, 2025, by and among Comtech Telecommunications Corp., as borrower, the guarantors named therein, the lenders named therein, and U.S. Bank Trust Company, National Association, as agent (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed with the SEC on July 22, 2025)

## Signatures
- White Hat Strategic Partners LP: /s/ Mark R. Quinlan, Mark R. Quinlan, Managing Member (07/23/2025)
- White Hat SP GP LLC: /s/ Mark R. Quinlan, Mark R. Quinlan, Managing Member (07/23/2025)
- White Hat Strategic Partners II LP: /s/ Mark R. Quinlan, Mark R. Quinlan, Managing Member (07/23/2025)
- White Hat SP GP II LLC: /s/ Mark R. Quinlan, Mark R. Quinlan, Managing Member (07/23/2025)
- White Hat Capital Partners LP: /s/ Mark R. Quinlan, Mark R. Quinlan, Managing Member (07/23/2025)
- David J. Chanley: /s/ David J. Chanley, David J. Chanley, Individually (07/23/2025)
- Mark R. Quinlan: /s/ Mark R. Quinlan, Mark R. Quinlan, Individually (07/23/2025)